Exhibit 99.1

Ambow Education Holding Ltd. Announces Engagement of Independent Auditor and Counsel to Audit Committee

BEIJING, April 10, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that the Company has engaged Marcum Bernstein & Pinchuk LLP (“Marcum”) as its independent auditor to replace PricewaterhouseCoopers Zhong Tian CPAs Limited Company, who resigned as the independent auditor of the Company on March 22, 2013. The engagement of Marcum as the independent auditor was approved by the Audit Committee and the Board of Directors of the Company on April 4, 2013. Marcum will promptly commence working on the audit of the Company’s financial statements as of and for the fiscal year ended December 31, 2012.

The Company also announced that its Audit Committee has engaged DLA Piper as counsel to the Audit Committee to replace Fenwick & West LLP, who resigned on March 22, 2013, to continue the independent investigation. The engagement of DLA Piper was approved by the Audit Committee on April 6, 2013.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

About Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk (MarcumBP), a PCAOB-registered firm, provides a full range of audit and assurance, tax and transaction advisory services for clients in a variety of industries throughout the world. With offices in New York, Beijing, Guangzhou, Shanghai and Hangzhou, MarcumBP provides the expertise, cultural understanding and support needed to efficiently serve and advise our clients. MarcumBP currently provides services to over 30 clients in the China market

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com